

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2023

Yehuda Levy
Interim Chief Executive Officer
EzFill Holdings Inc
67 NE 183rd Street
Miami, Florida 33169

> **Re: EzFill Holdings Inc**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 14, 2023**
> **File No. 001-40809**

Dear Yehuda Levy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C filed September 14, 2023

General

1.   We note that the preliminary information statement relates to the increase in the number of authorized shares necessary to complete the transactions contemplated by the exchange agreement. Please revise the information statement to provide all of the information required by Schedule 14C, including Item 14 of Schedule 14A. See Note A to Schedule 14A and Item 1 of Schedule 14C.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: David Manno